UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Verve Therapeutics, Inc.

(Name of Subject Company)

Verve Therapeutics, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92539P 101

(CUSIP Number of Class of Securities)

Sekar Kathiresan, M.D.

Chief Executive Officer

Verve Therapeutics, Inc.

201 Brookline Avenue, Suite 601

Boston, Massachusetts 02215

(617) 603-0070

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Sixth Avenue New York, New York 10019 (212) 373-3000	Andrew D. Ashe, J.D. President, Chief Operating Officer and General Counsel Verve Therapeutics, Inc. 201 Brookline Avenue, Suite 601 Boston, Massachusetts 02215 (617) 603-0070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2025 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Verve Therapeutics, Inc., a Delaware corporation (“Verve” or the “Company”). The Schedule 14D-9 relates to the tender offer by Ridgeway Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Verve, in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Purchaser, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 25, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 25, 2025 by Parent and Purchaser.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

The second paragraph on page 65 under the subsection of Item 8 of the Schedule 14D-9 titled “Regulatory Approvals” is hereby amended and supplemented in its entirety as follows:

Parent and the Company filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on June 25, 2025 initiating a 30-day waiting period. On July 22, 2025 at 1:30 p.m., Eastern Time, the FTC granted a request for the early termination of the waiting period under the HSR Act. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2025

Verve Therapeutics, Inc.

By:	/s/ Sekar Kathiresan, M.D.
Name: Sekar Kathiresan, M.D. Title: Chief Executive Officer